December 3, 2010	Joseph K. Wyatt

VIA EDGAR AND HAND DELIVERY	+1 650 858 6016(t) +1 650 858 6100(f) joe.wyatt@wilmerhale.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4720

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Pacira Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-170245)

Filed November 1, 2010

Ladies and Gentlemen:

On behalf of Pacira Pharmaceuticals, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-170245) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2010. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated November 29, 2010, from Jeffrey Reidler, Assistant Director of the SEC, to David M. Stack, President and Chief Executive Officer of the Company (the “Comment Letter”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and the Company’s responses correspond to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the Company’s responses reference the applicable pages of Amendment No. 1.

General

1.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response:	The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing pricing-related information. The Company further acknowledges that it is required to file such an amendment prior to circulation of the prospectus.

Wilmer Cutler Pickering Hale and Dorr LLP, 950 Page Mill Road, Palo Alto, CA 94304

Beijing    Berlin    Boston    Brussels    Frankfurt     London    Los Angeles    New York    Oxford    Palo Alto    Waltham    Washington

United States Securities and Exchange Commission

December 3, 2010

2.	Please note that when you file a pre-effective amendment that includes your price-range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response:	The Company acknowledges that the price range included in a pre-effective amendment to the Registration Statement must be a bona fide price range. The Company further acknowledges the Staff’s interpretation of the meaning of a bona fide price range.

3.	Please provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments and that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Response:	At this time, the Company does not intend to use graphic, visual or photographic information in the printed prospectus. In the event that the Company subsequently intends to use any graphic, visual or photographic information in the printed prospectus, the Company acknowledges that it will provide the Staff with proofs of all such materials prior to their use and that the Staff may have comments regarding these materials.

4.	Please update your financial information and related disclosures thru the period ended September 30, 2010 as required by Rule 8-08 of Regulation S-X.

Response:	The Company has filed its interim financial information for the period ended September 30, 2010 in the Registration Statement.

Prospectus Summary, page 1

Our Strategy, page 4

5.	Please revise your disclosure to briefly explain the use of the phrase “505(b)(2) strategy” where used on page 4 of the filing and to explain why the company’s use of this strategy is particularly susceptible to objection, as discussed on page 17.

Response:	The Company has revised the disclosure on page 5 of the Registration Statement to address the Staff’s comment.

United States Securities and Exchange Commission

December 3, 2010

The Offering, page 6

6.	We note the bullet point towards the bottom of page 6 of the filing which states that all information in the prospectus gives effect to the automatic conversion of each outstanding share of Series A convertible preferred stock into one share of the company’s common stock upon the completion of the offering. Please revise your disclosure to quantify the number of shares of common stock that will be issued as a result of this conversion.

Response:	The Company has revised the disclosure on page 7 of the Registration Statement to address the Staff’s comment.

Risk Factors, page 9

“We may not be able to manage our business effectively if we are unable to attract and retain key personnel,” page 13

7.	We note the third paragraph of this risk factor discussion which states that Mr. Stack is managing partner of Stack Pharmaceuticals in addition to his job as CEO of the company, which “might require that he spend less than all his time managing [the] company.” Please revise your disclosure to indicate the percentage of time Mr. Stack has devoted during the last twelve months to each company.

Response:	The Company has revised the disclosure on page 14 to address the Staff’s comment.

“The FDA may not approve our proposed trade name, EXPAREL,” page 23

8.	Please disclose any known conflicts between your trade name “EXPAREL” and any other product names on the market that might result in confusion and, in turn, the rejection of the name by the FDA. If you are not aware of any such conflicts, please advise us supplementally of this fact.

Response:	The Company supplementally advises the SEC that it has no knowledge of any conflicts between EXPAREL and any other product names on the market that might result in confusion.

United States Securities and Exchange Commission

December 3, 2010

“We will need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts,” page 31

9.	Please revise your disclosure to provide an estimate of your monthly cash burn rate over the next 12 months.

Response:	The Company respectfully advises the Staff that it believes it has adequately disclosed its cash position in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 70, the Consolidated Financial Statements beginning on page F-1 as well as other sections of the Registration Statement. Additionally, the Company does not believe that its historical cash burn rate adequately implies its likely cash burn rate in the event that the initial public offering is consummated. In the event that the initial public offering is consummated, the Company intends to use its cash consistent with the Use of Proceeds section of the Registration Statement beginning on page 40.

10.	In the second to last bullet point on page 31 you mention the potential need to file a lawsuit to defend against third parties seeking to market generic versions of extended-release liposome injection of bupivacaine. To the extent you are aware of any threats to file patent infringement lawsuits or have had any contact or discussions with third parties regarding patent infringement issues, please revise your disclosure to discuss these matters.

Response:	The Company supplementally advises the Staff that it has no knowledge of any threats to file patent infringement lawsuits since the closing of the Acquisition and that it has not had contact or discussions with third parties regarding patent infringement issues since the closing of the Acquisition.

Use of Proceeds, page 39

11.	Please revise your disclosure to quantify the amount the company anticipates spending through the last quarter of 2011 regarding approval, launch and commercialization of EXPAREL for the indication subject of the current NDA. Please also quantify the amount of the proceeds you anticipate you will spend on the development of EXPAREL for additional indications during 2011, if you choose to do so, and the stage of development to which you expect the use of those proceeds will bring the additional indications.

Response:	The Company has revised the disclosure on pages 6 and 40 to address the Staff’s comment.

United States Securities and Exchange Commission

December 3, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Revenue Recognition, page 51

12.	Please disclose the amount of your estimated product returns or state that the amount is immaterial.

Response:	The Company has revised the disclosure on page 53 to address the Staff’s comment.

13.	Please disclose the nature of the transaction or transactions that resulted in the deferral of revenue. Please disclose the period over which you will earn the deferred revenue and cite for us the applicable accounting literature that you relied upon.

Response:	The Company has revised the disclosure on page 53 to address the Staff’s comment. The Company utilized the guidance in Staff Accounting Bulletin No. 101 and Staff Accounting Bulletin No. 104 in determining the timing of revenue recognition. Under such guidance, our deferred revenue is recognized when services have been rendered.

Research and Development Expenses, page 52

14.	Please disclose any adjustments to R&D expenses based on any changes in assumptions reflected in your most recent estimate of your contracts or state that there has been no adjustments, if true, or adjustments have been immaterial. Please also disclose the amount of capitalized expenses related to the manufacture of clinical supplies or state that the amount is immaterial.

Response:	The Company has revised the disclosure on page 54 to address the Staff’s comment.

Stock Based Compensation, page 52

15.	Please revise your disclosure to name the third-party valuation specialist you utilized to estimate the fair value of your stock options and obtain and file a consent from the firm. Otherwise, please remove your reference to the valuation specialist.

Response:	The Company has revised the disclosure on pages 55, 56, 57, 58, 59 and 60 to address the Staff’s comment by removing all references to the valuation specialist.

United States Securities and Exchange Commission

December 3, 2010

16.	Please provide a more robust disclosure of the reasons for the decrease in the value of the options granted in May 20, 2010 to September 2, 2010. Please also disclose how the increase in financial leverage in 2010 impacted the estimated value of the stock options and the risk-adjusted discount rate since you have assumed a risk-adjusted discount rate of 30% since December 9, 2008. Please also disclose the assumed discount for lack of marketability for all options granted periods.

Response:	The Company supplementally advises the Staff that the Company believed that the actual value of the shares underlying the options granted on May 20, 2010 may have been lower than $0.25, in part, as a result of the negative factors disclosed on page 60. Therefore, our board of directors continued to use the $0.25 valuation for options granted during this period even though the actual value may have been lower. In addition, the Company incurred additional indebtedness of $9.375 million between May 20, 2010, and September 2, 2010,

The Company supplementally advises the Staff that the assumed risk-adjusted discount rate used in connection with the options granted on September 2, 2010 was 25% rather than 30%, as currently reflected in the Registration Statement. The Company has revised the disclosure on page 60 to address the Staff’s comment. In addition, the Company believes that the enterprise value of the Company in June 2008 and September 2010 was approximately the same. However, because the Company incurred indebtedness in the aggregate principal amount of $51.25 million during this period, the equity value decreased. While the risk profile of the Company decreased from June 2008 as compared to August 2010, the macroecomic environment risk profile and the life sciences sector-specific risk profile increased, therefore the discount rate remained relatively constant. The Company has revised the disclosure on pages 59 and 60 to disclose the discount for lack of marketability for all option grant periods.

Interest Income (Expense), page 61

17.	With regards to the activity related to the embedded derivative noted in a table provided on page F-16, please provide a discussion of the reasons for the increase and decrease in the imputed interest income/expense which you noted on page F-21 varies during the term of the agreement depending on actual sales and estimate of future cash flows during the remaining term of the assignment agreement. Your current disclosure which states “resulting from the favorable impact of quarterly revaluation of our liability under the amended and restated royalty interest assignment agreement” is vague. Please revise your disclosure for all periods presented.

Response:	The Company has revised the disclosure on pages 52, 62, 63 and 65 to address the Staff’s comment.

United States Securities and Exchange Commission

December 3, 2010

Operating Activity, page 64

18.	Please disclose the underlying reasons for the increases and decreases in deferred revenue on operating cash flows.

Response:	The Company has revised the disclosure on page 65 to address the Staff’s comment.

Investor Notes to be Converted to Common Stock, page 66

19.	Regarding the indebtedness described beginning on page 66 of the filing, please revise your disclosure to explain the conversion terms of each series of debt that will be converted into common stock and indicate whether the conversion of indebtedness upon completion of the offering is in accordance with its terms.

Response:	The Company has revised the disclosure on page 66 to address the Staff’s comment and indicate that the convertible and secured notes were converted pursuant to an agreement entered into between the Company and the holders of such notes in October 2010.

Royalty Interests Assignment Agreement, page 68

20.	We note your discussion of the Amended and Restated Royalty Interests Assignment Agreement with Paul Capital on page 68 of the filing. Please revise your disclosure to explain how the agreement arose and what consideration the company received as a result of entering into the agreement. Please make similar revisions to your disclosure under the subheading “Paul Capital” on page 83 of the filing.

Response:	The Company has revised the disclosure on pages 70 and 86 to address the Staff’s comment.

United States Securities and Exchange Commission

December 3, 2010

Quantitative and Qualitative Disclosures about Market Risk, page 71

21.	Please revise your disclosure to include the exchange rate range between the U.S. dollar and the euro over the course of the past three years.

Response:	The Company has revised the disclosure on page 73 to address the Staff’s comment.

Business, page 72

22.	We note your discussion on page F-9 in Note 2 to the Consolidated Financial Statements of the concentration of your major customers. Please revise your disclosure in the Business section of the filing to include the information required by Item 101(c)(1)(vii) of Regulation S-K, as applicable.

Response:	The Company supplementally advises the Staff that although certain of the Company’s distributors account for more than 10% of the Company’s revenues, the Company does not believe that the loss of any of these distributors would have a material adverse effect on the Company (as required for disclosure under Item 101(c)(1)(vii) of Regulation S-K) because such distributors could be adequately replaced with similar distributors or other arrangements.

Commercial Partners and Agreements, page 82

23.	We note your disclosure beginning on page 82 regarding each of your outstanding third party agreements relating to the development, manufacture and sale of your products and product candidates. Please revise your disclosure to include a discussion of the duration and termination provisions and to provide more information about the royalty provisions; either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient. In the event you plan to request confidential treatment for royalty rates, please note that we still ask for this general disclosure.

Response:	The Company has revised the disclosure on pages 84, 85 and 86 to address the Staff’s comment.

United States Securities and Exchange Commission

December 3, 2010

Management, page 97

Executive Officers and Directors, page 97

24.	Please revise the biographical information for Dr. Gary Patou to indicate what years he served as chief medical officer at each of Peplin, Ltd., Cerimon Pharmaceuticals, Inc. and Oscient Pharmaceuticals, Inc.

Response:	The Company has revised the disclosure on pages 100 and 101 to address the Staff’s comment.

25.	Please revise the biographical information for Mark Walters to list the “various positions” Mr. Walters has held with the company since the Acquisition in March 2007.

Response:	The Company has revised the disclosure on page 101 to address the Staff’s comment.

26.	Please revise the biographical information for Dr. Carl Gordon to indicate what year he founded OrbiMed Advisors.

Response:	The Company has revised the disclosure on page 102 to address the Staff’s comment.

27.	Please revise the biographical information for Dr. Gary Pace to indicate in what years Sova Pharmaceuticals Inc. and QRxPharma Ltd. were founded and what year Dr. Pace began as director of each of ResMed and Transition Therapeutics Inc.

Response:	The Company has revised the disclosure on page 102 to address the Staff’s comment.

Executive Compensation, page 104

Equity Incentive Compensation, page 106

28.	We note the following statement on page 106 of the filing: “Subsequent to the cancellation, in September 2010, our board of directors granted new options to all of our employees, including our executive officers, and our non-employee directors.” Please revise your disclosure to state how many options were granted to your named executive officers.

Response:	The Company has revised the disclosure on page 110 to address the Staff’s comment.

United States Securities and Exchange Commission

December 3, 2010

Equity Incentive Awards, page 106

29.	We note the following statement at the top of page 107 of the filing: “Equity incentive awards have been granted to all of our current employees and certain of our non-employee directors.” Please revise your disclosure to quantify the equity incentive awards made to your named executive officers and indicate when such awards were made.

Response:	The Company has revised the disclosure on page 111 to address the Staff’s comment.

Risk Considerations in our Compensation Program, page 107

30.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion and provide an analysis supporting your determination that your compensation policies are not reasonably likely to have a material adverse effect on the company.

Response:	The Company has revised the disclosure on pages 111 and 112 to address the Staff’s comment.

Summary Compensation Table, page 108

31.	We note your statement on page F-28 in Note 15 to the Consolidated Financial Statements that the company paid $0.1 million of retention bonuses in the fourth quarter of 2009. It does not appear that these bonuses have been reflected for any of the named executive officers in the Summary Compensation Table on page 108 of the filing. Please advise us whether or not any of the named executive officers received a retention bonus and, if so, revise the Summary Compensation Table accordingly.

Response:	The Company supplementally advises the Staff that the retention bonuses paid in the fourth quarter of 2009 were paid to employees who were not named executive officers and therefore such bonuses are not required to be disclosed in the Summary Compensation Table.

United States Securities and Exchange Commission

December 3, 2010

Limitation on Liability and Indemnification, page 113

32.	We note your statement that prior to the completion of the offering you intend to enter into indemnification agreements with each of your directors and executive officers. Please file copies of these agreements as exhibits once executed.

Response:	The Company acknowledges the Staff’s comment and intends to file the form of indemnification agreement once the Company enters into them with its directors and executive officers.

Underwriting, page 138

Indemnification, page 140

33.	Please revise your disclosure to provide a brief description of the “certain liabilities” you have agreed to indemnify the underwriters against, as mentioned at the top of page 140 of the filing. See Item 508(g) of Regulation S-K.

Response:	The Company has revised the disclosure on page 144 to address the Staff’s comment.

Financial Statements

34.	Please revise to clarify the successor and predecessor periods in your financial statements consistent with the rest of your registration statement.

Response:	The Company has revised the disclosure on page F-8 to address the Staff’s comment.

2. Summary of Significant Accounting Policies

Inventory, page F-9

35.	The gross margin on sales of your supply of DepoCyt(e) and DepoDur was a negative 55% in 2009, 111% in 2008 and 61% in 2007. The negative gross margins on your supply revenues is an indicator that your inventory is not stated at the lower of cost or market. Please tell us why you believe that your inventory is stated at the lower of cost or net realizable given the consistent negative trends in your gross margins.

Response:	The Company supplementally advises the Staff that the Company has negative gross margins because the Company has a significant amount of excess capacity in its manufacturing facilities, and such excess capacity is expensed on a current basis and is not capitalized as part of inventory cost. Accordingly, inventory, as reflected on the balance sheet, is comprised only of the proportionate manufacturing overhead as a percentage of full capacity. Therefore, inventory is stated at the lower of cost or net realizable value.

United States Securities and Exchange Commission

December 3, 2010

Research and Development Expenses, page F-12

36.	You have an accounting policy that classifies patent costs as research and development expenses. Please tell us why the accounting policy for these expenses is in accordance with the classification prescribed by ASC 730-10-55-2(i).

Response:	The Company has reviewed the guidance in ASC 730-10-55-2(i) and has determined that patent costs should have been accounted as a component of selling, general and administrative expenses rather than as a component of research and development expenses. The Company believes that the effects of this classification error are not material to its financial statements for the years ended December 31, 2007, 2008 and 2009 (the “Financial Statements”), and has corrected the classification error in the Financial Statements.

Applying the materiality criteria set forth in Staff Accounting Bulletin No. 99 (“SAB 99”), the Company has concluded that the classification error is qualitatively and quantitatively not material to the Financial Statements for the following reasons:

•

The classification error amounts to approximately 2.8%, 2.6%, 3.1% of the Company’s total research and development expenses for the years ended December 31, 2007, 2008 and 2009, respectively, which the Company considers to be quantitatively not material.

•	The classification error does not mask any change in earnings, trend in research and development expenses, or other trends.

•	The classification error does not change a net loss into net income or vice versa, nor does it have any effect on total operating expenses or on operating loss.

•	The classification error does not affect the Company’s compliance with any regulatory requirements.

United States Securities and Exchange Commission

December 3, 2010

•	The classification error does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The classification error does not have any effect on management’s compensation.

•	The classification error does not conceal any unlawful transaction.

•	The classification error was unintentional.

Based on the foregoing, the Company respectfully submits to the Staff that the classification error is quantitatively and qualitatively not material to the Financial Statements. The Company also respectfully submits that the revised Financial Statement disclosure and treatment are responsive to Staff Accounting Bulletin No. 108 (“SAB 108”). The Company further notes that it has adequately disclosed the amount and nature of the classification error in note 1 of the consolidated financial statements included in Amendment No. 1 to the Registration Statement, and believes that the presentation of the classification error is transparent to investors. See page F–8 of Amendment No. 1 to the Registration Statement.

4. Acquisition of Skyepharma. Inc., page F-14

37.	Please disclose how you determined the estimated fair value of the in-process research and development and core technology acquired and the most significant assumptions.

Response:	The Company has revised the disclosure on page F-15 to address the Staff’s comment.

38.	Please quantify and disclose the terms of milestone and royalty payments you will be obligated to pay SkyePharma on the net revenues of EXPAREL and other products. Please include the total milestone payments you will be obligated in your footnote (1) to your contractual obligation table on page 70.

Response:	The Company has revised the disclosure on page F-16 to include the range of royalties it is obligated to pay SkyePharma. The Company has not revised the disclosure on page 72 to include the total milestone payments under the SkyePharma agreement in the contractual obligations table since it cannot currently estimate when such milestones will be met.

United States Securities and Exchange Commission

December 3, 2010

5. Fair Value Measurements, page F-16

39.	Please tell us why the fair value of your related party convertible notes and promissory notes is not determinable.

Response:	The Company supplementally advises the Staff that the fair value of the related party convertible notes and promissory notes is not practicably determinable because representatives of the purchasers of such notes are members of its board of directors that approved the financing, the purchasers of such notes are holders of more than 5% of the Company’s outstanding capital stock, and the purchasers were holders of the requisite number of shares of the Company’s capital stock required to approve the issuance and sale of such notes pursuant to its amended and restated certificate of incorporation, thus the issuance and sale of the notes does not constitute an arm’s-length transaction. Therefore, due to the related party nature of the issuance and sale of such notes, the determination of the fair value of such notes is not practicable. In addition, all of related party convertible notes and promissory notes will convert into common stock of the Company upon completion of the offering.

8. Intangible assets, page F-18

40.	Please disclose the facts and circumstance that led to the impairment of your DepoDur trademark and why the classification of this impairment in research and development expense is appropriate. In addition, disclose the impact this will have on your future operations and cash flows.

Response:	The Company has revised the disclosure on page F-19 to address the Staff’s comment.

United States Securities and Exchange Commission

December 3, 2010

10. Debt and Financing Arrangements

Sale of Royalty Interests, page F-21

41.	You indicate that “commencing April 1 of every year, the first $2.5 million received in the lockbox is restricted to ensure quarterly payments... during the subsequent 12 months period.” Based on this disclosure it appears that you are required to make quarterly minimum payments to Paul Capital. Please clarify the terms of your payment obligation to Paul Capital. Please also disclose the minimum payment in your contractual obligations table.

Response:	The Company supplementally advises the Staff that it has not disclosed the minimum payments under the Paul Capital agreement because there are no minimum payments under such agreement. The Company has revised the disclosure on pages F-9 and F-22 accordingly.

42.	You classified the purchase option that allows Paul Capital to require you to purchase the remaining royalty capital obligation as an embedded derivative. The purchase put option does not appear to be indexed to interest rates or credit risks but rather extraneous events, such as a change in control, bankruptcy or default under the agreement or upon the transfer of assets or interests. Based on the guidance in ASC 815-15-25-40 to 815-15-25-42 it does not appear that this embedded derivative should be accounted for us separately. Please revise or tell us why you believe you have an embedded derivative obligation that should be accounted for separately and cite for us the appropriate accounting literature.

Response:	The Company has reconsidered the guidance provided under ASC 815-15-25-40 to 815-15-25-42 and has determined that the embedded derivative should not be accounted for separately (the “Errors”), as the Company had accounted for it in its Financial Statements. In response to the Staff’s comment 42, the Company has made a noncash adjustment to the Financial Statements to eliminate the “Embedded derivative-royalty interest obligation.” The Company believes that the correction of the Errors is not material to the Financial Statements.

Applying the materiality criteria set forth in SAB 99, the Company has concluded that the Errors are qualitatively and quantitatively not material to the Financial Statements for the following reasons:

•

The Errors amount to approximately 2.9%, 1.6%, 1.8% of the Company’s net losses for the years ended December 31, 2007, 2008 and 2009, respectively. In addition, the Errors had no effect on the Company’s reported cash flow from operations.

United States Securities and Exchange Commission

December 3, 2010

•	The Errors do not mask any change in net loss or other trends.

•	The Errors do not change a net loss into net income or vice versa.

•	The Errors do not affect the Company’s compliance with any regulatory requirements.

•	The Errors do not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The Errors do not have any effect on management’s compensation.

•	The Errors do not conceal any unlawful transaction.

•	The Errors were unintentional.

Based on the foregoing, the Company respectfully submits to the Staff that the Errors are quantitatively and qualitatively not material to the Financial Statements. The Company believes that the revised Financial Statement disclosure and treatment are responsive to SAB 108. The Company further notes that it has disclosed the amount and nature of the Errors in note 1 of the Financial Statements included in Amendment No. 1 to the Registration Statement, and believes that the presentation of the Errors is transparent to investors. See page F–8 of Amendment No. 1 to the Registration Statement.

12. Cost of Revenues, page F-25

43.	Please disclose where you classify depreciation and amortization expense.

Response:	The Company has revised the disclosure on pages F-17 and F-18 to address the Staff’s comment.

16. Commercial Partners and Agreements, page F-29

Amylin Pharmaceuticals, Inc.

44.	Please disclose the status of this development and licensing agreement and if you have received any clinical, sales or royalty milestones payments from this agreement. If not, please disclose that you have not received any clinical, sales or royalty milestones payments from this agreement.

Response:	The Company has revised the disclosure on page F-30 to address the Staff’s comment.

United States Securities and Exchange Commission

December 3, 2010

Please contact the undersigned at (650) 858-6016 if you have any comments or questions regarding this letter.

Best regards,

/s/ Joseph K. Wyatt
Joseph K. Wyatt

cc:	David M. Stack (Chief Executive Officer, Pacira Pharmaceuticals, Inc.)

James Scibetta (Chief Financial Officer, Pacira Pharmaceuticals, Inc.)

Gregory P. Rodgers (Latham & Watkins LLP)